SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Jeanne Baker Conlon Danberg Tracey Houser

Re:	ARDENT HEALTH PARTNERS, LLC
Registration Statement on Form S-1
Filed June 21, 2024
File No. 333-280425

Ladies and Gentlemen:

On behalf of our client, Ardent Health Partners, LLC (the “Company”), we hereby submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 28, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 8, 2024

Risk Factors

Risks related to our business and industry

We are subject to a variety of operational, legal and financial risks associated with outsourcing functions to third parties., page 42

1.

Please expand on the disclosure in this risk factor to note that, during the year ended December 31, 2023 and the three months ended March 31, 2024, approximately 90.6% and 90.9% of your total revenue, respectively, was collected via the master service agreement with Ensemble. To the extent material, please also address any risks resulting from the initial seven-year term of the Ensemble master service agreement, note whether Ensemble is required to achieve any minimum performance requirements, and disclose whether you have any applicable termination rights under the terms of the master service agreement.

The Company has revised its disclosures on pages 45 and 46 of Amendment No. 1 to address the Staff’s comment.

Notes to consolidated financial statements, page F-13

2.

Please provide the disclosures required by ASC 855-10-50-1, including the specific date through which subsequent events have been evaluated. Address this disclosure requirement in your interim financial statements as well.

The Company has revised its disclosures on pages F-4, F-44 and F-65 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

July 8, 2024

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC

Michael P. Heinz, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Nathan Ajiashvili, Latham & Watkins LLP

Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP